OMV Aktiengesellschaft

# OMV Investor News

## Results for Q2 and January–June 2005



**August 24, 2005**
7.00am (UK time) – 8.00am (CET)

## Growth and Positive Environment Power OMV to Record Half Year Results

- **Record financial results: Clean EBIT exceeds EUR 1 bn; clean net income after minorities at EUR 635 mn up by 179%**
- **EBIT at EUR 937 mn compared to last year's EBIT of EUR 442 mn**
- **Strong contribution from Petrom: Clean EBIT of EUR 299 mn; provision of EUR 60 mn made to initiate restructuring**
- **High oil prices and refining margins drive E&P and R&M divisions to strong performance**
- **Borrowings reduced by strong free cash flow; gearing of 3% at the end of June**
- **Group tax rate falls to 24% following reduced corporate tax rates in Austria and Romania**
- **Clean EPS after minorities at EUR 2.13, 151% higher than last year**
- **Significant steps taken to focus on core business: Sale of 50% stake in OMV's Chemical operations; sale of Australian gas assets; stake in Borealis increased to 35%**
- **Outlook: Another record financial performance expected for full year 2005**

| Q2/05 | Q2/04 | Δ% | in EUR mn | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 510 | 310 | 64 | EBIT | 937 | 442 | 112 | 975 |
| 586 | 236 | 148 | Clean EBIT | 1,023 | 365 | 181 | 1,008 |
| 383 | 207 | 85 | Net income | 693 | 280 | 148 | 690 |
| 337 | 206 | 63 | Net income after minorities | 594 | 279 | 113 | 689 |
| 371 | 158 | 135 | Clean net income after minorities | 635 | 228 | 179 | 711 |
| 1.02 | 0.76 | 34 | EPS in EUR | 1.88 | 1.03 | 83 | 2.55 |
| 1.24 | 0.59 | 112 | Clean EPS in EUR | 2.13 | 0.85 | 151 | 2.64 |
| 360 | 285 | 26 | Cash flow | 985 | 504 | 96 | 1,039 |
| 1.21 | 1.06 | 14 | CFPS in EUR | 3.30 | 1.87 | 76 | 3.86 |



Move & More. OMV

### Wolfgang Ruttenstorfer, CEO of OMV

"The successful implementation of our growth strategy enabled us to capitalize on continuing strong crude prices and healthy refining margins. For the first time in the Group's history clean EBIT for the half year exceeded EUR 1 bn and clean net income after minorities was at EUR 635 mn.

In the course of this year we continued to optimize our E&P asset portfolio, sold 50% of our Chemicals business and are increasing our share in Borealis to 35%. Petrom also showed a strong contribution in its second quarter within the Group. We have redesigned Petrom's organizational structures and processes and are now starting to implement them.

As a result of the continuous dialogue with the unions we are now initiating a restructuring program at Petrom. This program will include the introduction of centralized organizations; the realization of first synergies within the refineries and the upstream business; the implementation of a franchising concept for filling stations; and divestments and closures of unprofitable locations. In the second half we will spur on this modernization of Petrom and further strengthen its position. Petrom's strong contribution shows that we are on the right path. Due to our clear strategy and its efficient implementation, we are on course to achieve another record financial performance in 2005."

## Financial Highlights

### Second Quarter 2005 (Q2/05)

High oil prices and healthy refining margins led to a strong performance in the segments Exploration and Production (E&P), Refining and Marketing (R&M), as well as in Petrom. The Group's **EBIT** in Q2/05 grew by 64% to EUR 510 mn and **net income after minorities** of EUR 337 mn, an increase of 63% compared to Q2/04. **Clean EBIT** rose by 148% to EUR 586 mn after excluding special personnel related costs in particular a provision of EUR 60 mn, which was made to initiate restructuring in Petrom. **Clean net income after minorities** showed an increase of 135% to EUR 371 mn, helped by lower financial charges and a positive contribution from equity investments. **Clean EPS** after minorities were EUR 1.24, 112% higher than last year.

### Half Year 2005 (6m/05)

Helped by a strong market environment, the Group's **EBIT** grew by 112% to EUR 937 mn and **net income after minorities** of EUR 594 mn increased by 113% compared to the first six months of 2004. The Group's half year **Clean EBIT** exceeded EUR 1 bn for the first time, rising by 181% after excluding special personnel related costs and the provision booked for Petrom's restructuring program. **Clean net income after minorities** showed an increase of 179% to EUR 635 mn, helped by a strong contribution from equity investments. **Clean EPS** after minorities were EUR 2.13, 151% higher than last year.

## Segmental Highlights in Q2/05

**E&P:** Major gas discovery in Austria

**R&M:** Sale of 25.1% stake in Rompetrol closed

**Gas:** New contract with Gazexport for the transport of natural gas to Western Europe; additional capacity for the Trans Austria Gasleitung; partners of Nabucco Pipeline project sign joint venture agreement

**Chemicals:** Disposal of a 50% stake of AMI to core OMV shareholder IPIC

**Petrom:** De Golyer & McNaughton appointed to review oil and gas reserves; move into new headquarters and E&P building completed;

**Group:** Dividend pay out of EUR 4.40 per share; refinancing of existing credit facilities; stock split of 1:10 as of July 11, 2005; OMV and IPIC agree to acquire 100% of Borealis

## Key Figures

| Q2/05 | Q2/04 | Δ% | in EUR mn | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 3,846 | 2,273 | 69 | Sales [1] | 7,003 | 4,330 | 62 | 9,829 |
| 510 | 310 | 64 | EBIT | 937 | 442 | 112 | 975 |
| 586 | 236 | 148 | Clean EBIT [2] | 1,023 | 365 | 181 | 1,008 |
| 507 | 322 | 57 | Income from ordinary activities | 911 | 429 | 112 | 1,015 |
| 383 | 207 | 85 | Net income | 693 | 280 | 148 | 690 |
| 337 | 206 | 63 | Net income after minorities | 594 | 279 | 113 | 689 |
| 371 | 158 | 135 | Clean net income after minorities [2] | 635 | 228 | 179 | 711 |
| 1.02 | 0.76 | 34 | EPS in EUR | 1.88 | 1.03 | 83 | 2.55 |
| 1.24 | 0.59 | 112 | Clean EPS in EUR | 2.13 | 0.85 | 151 | 2.64 |
| 360 | 285 | 26 | Cash flow from operating activities | 985 | 504 | 96 | 1,039 |
| 1.21 | 1.06 | 14 | CFPS in EUR | 3.30 | 1.87 | 76 | 3.86 |
| – | – | – | ROfA (%) | 26.4 | 23.1 | 14 | 23.9[3] |
| – | – | – | ROACE (%) | 20.5 | 14.2 | 44 | 15.4[3] |
| – | – | – | ROE (%) | 22.2 | 18.9 | 17 | 24.6[3] |

[1] sales excluding petroleum excise tax
[2] adjusted for special, non-recurring items
[3] calculation based on figures excluding Petrom

## Economic Environment: Oil Prices and Exchange Rates

| Q2/05 | Q2/04 | Δ% | in EUR mn | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 51.63 | 35.36 | 46 | Average Brent price in USD/bbl | 49.54 | 33.66 | 47 | 38.22 |
| 48.49 | 32.54 | 49 | Average Urals price in USD/bbl | 45.87 | 30.74 | 49 | 34.45 |
| 1.260 | 1.204 | 5 | Average EUR/USD FX rate | 1.285 | 1.227 | 5 | 1.242 |
| 3.620 | 4.066 | -11 | Average EUR/RON FX rate | 3.662 | 4.062 | -10 | 4.051 |
| 2.873 | 3.376 | -15 | Average USD/RON FX rate | 2.851 | 3.309 | -14 | 3.261 |

**World crude demand** in the first half of 2005 increased by 1.2 mn bbl/d to 82.9 mn bbl/d. This increase of 1.5% was mainly due to high demand from non OECD countries. On the supply side, **world crude production** increased by 1.8 mn bbl/d or 2.1% to 84.2 mn bbl/d, indicating an inventory build of 1.3 mn bbl/d. OPEC countries raised their production of crude and NGL by 1.5 mn bbl/d to 33.8 mn bbl/d, while non-OPEC production was up 0.3 mn bbl/d.

**Crude prices** continued to rise during 2005 and oil prices hit new records several times. Brent climbed to USD 58.47/bbl on June 27 — an increase of over USD 20/bbl from the start of the year. The average price for Brent increased by 47%. The price as of June 30, 2005 was USD 55.44/bbl. Rotterdam petroleum **product prices** surged, chiefly driven by middle distillates. Diesel, jet kerosene and gasoil prices in EUR were all up by almost 50%, regular gasoline was little changed and super over 20% higher. The cushioning effect of the strong euro is fading.

The **US dollar (USD)** was weaker in 6m/05, with the average euro exchange rate rising by 5%. The exchange rate as of June 30, 2005 was USD 1.209. The **Romanian Lei (RON)** strengthened by 9% against the EUR since the beginning of this year, the rate as of June 30 was 3.603 for EUR 1.



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## Business segments:
## Exploration and Production (E&P)

| Q2/05 | Q2/04 | Δ% | in EUR mn | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 322.90 | 247.01 | 31 | Segment sales | 632.96 | 466.90 | 36 | 982.79 |
| 188.43 | 188.65 | 0 | EBIT | 357.20 | 276.55 | 29 | 468.80 |
| 5.61 | (84.11) | n.a. | Special items [1] | 10.67 | (81.81) | n.a. | (21.25) |
| 194.04 | 104.54 | 86 | Clean EBIT [1] | 367.87 | 194.74 | 89 | 447.55 |

[1] Special items in Q2/05 and 6m/05 relate to personnel restructuring and other personnel related expenses.

| Q2/05 | Q2/04 | Δ% | Key performance indicators | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 11.5 | 11.8 | (3) | Total hydrocarbon production in mn boe | 22.7 | 23.6 | (3) | 45.9 |
| 126,000 | 129,000 | (3) | Total hydrocarbon production in boe/d | 126,000 | 129,000 | (3) | 125,000 |
| 6.9 | 7.2 | (4) | Crude oil and NGL production in mn bbl | 13.5 | 14.4 | (7) | 27.7 |
| 27.3 | 27.5 | (1) | Natural gas production in bcf | 55.6 | 54.9 | 1 | 109.3 |
| 51.63 | 35.36 | 46 | Average Brent price in USD/bbl | 49.54 | 33.66 | 47 | 38.22 |
| 48.63 | 31.02 | 57 | Average realized crude price in USD/bbl | 44.67 | 30.76 | 45 | 33.77 |
| 14.63 | 15.20 | (4) | Exploration expenditure in EUR mn | 40.70 | 45.54 | (11) | 95.71 |
| 12.99 | 12.67 | 3 | Exploration expenses in EUR mn | 31.84 | 35.62 | (11) | 68.01 |
| 5.92 | 5.83 | 2 | OPEX in USD/boe | 5.76 | 5.63 | 2 | 5.61 |

### Second Quarter 2005 (Q2/05)

The 2004 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 188.65 mn from EUR 184.67 mn according to ACC.

**Segment sales** increased by 31% mainly as a result of higher oil prices. The Company's average **realized crude price** showed an increase of 57%. The differential between Brent and the realized crude price was USD 3/bbl. The Group's average realized gas price increased by 23%, reflecting the stronger international price-environment.

Due to the significantly increased oil and gas prices in this quarter, **EBIT** reached the high level of Q2/04 when OMV disposed of its Sudan assets. Last year this resulted in an additional non operating EBIT of EUR 93 mn. The EUR/USD exchange rate, and to a low extent hedging expenses, adversely impacted result. The USD exchange rate lost 5% in value; hedging expenses, which are now marked to market, were EUR 2.32 mn.

**Clean EBIT** was up by 86% excluding charges arising from personnel restructuring and other personnel related expenses. Last year's high special income was due to the sale of the Sudan assets.

**Production costs** excluding royalties (OPEX) in USD/boe slightly increased by 2% due to the negative effect of the weaker USD exchange rate. In EUR terms OPEX even declined by 3% compared to last year's level.

**Exploration expenditure** slightly decreased by 4%, while exploration activities in Pakistan were stepped up.

**Total production** of oil, NGL (natural gas liquids) and gas decreased by 3%. **Oil and NGL production** was 4% below last year's level, mainly due to the sale of the Cabimas oil field in Venezuela in Q2/04. **Gas production** slightly declined both compared to Q1/05 and Q2/04 to 27.3 bcf or 0.73 bcm, primarily due to lower volumes in Australia and the UK despite additional production in Pakistan and Austria.

As part of the E&P portfolio rationalization, the sale of the Australian gas assets (about 3,600 boe/d of production), which is effective as from January 1, 2005, was completed on May 4, 2005.

One of the **operational highlights** in April 2005 was the gas discovery in Austria. The potential reserves found are estimated to be up to 4 bcm (25 mn boe). Further appraisal wells are scheduled in 2006. Production is expected to begin in three years. It is assumed that the daily production will be between 500,000 cbm and 1,000,000 cbm (3,000 boe/d to 6,000 boe/d). Based on current assumptions, production life is expected to last for more than 20 years.

On July 13, OMV signed an agreement to cooperate in the bidding process for a production sharing agreement for exploration and production in offshore Ukraine in the Black Sea region with the Ukrainian oil and gas companies NJSC Naftogas of

Ukraine and NSC Chornomornaftogaz. The area selected is the unexplored Block Skifska, located between the Ukrainian/Romanian border and the Crimean peninsula. Bidding for this block is planned during 2005.

On August 16, OMV, announced another oil discovery in Block S2 (Al Uqlah) in Yemen. The OMV operated Habban-1 well, drilled to a total depth of 3,020 meters, encountered a 622 meter oil column in fractured basement formation which tested at a stable flow rate of 500 bbl/day. This is the third oil discovery in Block S2 covering an area of 2,070 km². The commercial potential of the block is being evaluated.

OMV further announced the signing of a new Production Sharing Agreement in Yemen, which enables OMV to conduct exploration and production activities as operator in Block 2 (Al Mabar) located in central western Yemen. This is close to the OMV operated Block S2, where OMV has already discovered oil.

On August 17, OMV (IRELAND) Exploration GmbH, was awarded a new exploration licence, located off the North West coast of Ireland. The new licence 2/05 is located in the deepwater area (2,000 m water depth) approximately 150 km off the coast of Donegal and covers four blocks in an area of 932 km². OMV has a 10% interest, together with joint venture partners, Shell E&P Ireland Limited (operator) and Eni Ireland BV. The new licence is adjacent to licence 2/94, which is held by the same joint venture, and contains the 2002 Dooish discovery, which is under evaluation.

On August 23, a sales agreement for blocks 12 and 13 in Qatar was signed with Marubeni Corporation of Japan. The sale comprises non-operated working interests of 7.5% in the producing Block 12 Al Rayyan Field and in the exploration Block 13. OMV´s share of production was about 1,000 bbl/d. The deal will have commercial effect dating from January 1, 2005.

**Half Year 2005 (6m/05)**

The 2004 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 276.55 mn from EUR 277.32 mn according to ACC for the fist half year.

**Segment sales** increased 36% resulting from higher oil prices and also slightly increased sales volumes. The average **realized crude price** showed an increase of 45%. The differential between Brent and the realized crude price was USD 4.87/bbl. The Group's average realized gas price increased by 20%, due to higher gas prices, both domestic and international.

**EBIT** exceeded the high level of 6m/04 which included the special earnings from the disposal of the Sudan assets due to continuously increasing oil and gas prices. Special income declined from last year's high level due to special charges arising from personnel restructuring and other personnel related expenses. This led to a growth in **clean EBIT** of 89%.

The **EUR/USD exchange** rate adversely impacted results. **Hedging expenses** were EUR 15.56 mn. **Production costs** excluding royalties (OPEX) slightly increased by 2% resulting from the weaker USD exchange rate. In EUR terms OPEX even declined by 2% compared to last year's level. **Exploration expenditure** decreased by 11%, despite strong exploration activities in OMV's remaining acreage in Australia, due to reduced exploration in Iran, Libya, Yemen and the UK.

**Total production** of oil, NGL (natural gas liquids) and gas declined by 3%. **Oil and NGL production** was 7% below last year's level, due to the sale of the Cabimas oil field last year. **Gas production** slightly increased to 55.6 bcf or 1.49 bcm, primarily due to additional production in Pakistan and Austria.

## Refining and Marketing (R&M)

| Q2/05 | Q2/04 | Δ% | in EUR mn | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 2,870.82 | 1,882.21 | 53 | Segment sales | 5,171.11 | 3,551.67 | 46 | 8,384.52 |
| 232.23 | 108.47 | 114 | EBIT | 342.84 | 135.98 | 152 | 480.82 |
| 53.07 | 21.64 | 145 | thereof petrochemicals | 104.22 | 39.42 | 164 | 93.69 |
| 6.23 | 7.17 | (13) | Special items [1] | 10.06 | 10.47 | (4) | 30.93 |
| 238.47 | 115.63 | 106 | Clean EBIT [1] | 352.90 | 146.45 | 141 | 511.75 |

[1] Special items in Q2/05 and 6m/05 mainly relate to personnel restructuring and other personnel related expenses.

| Q2/05 | Q2/04 | Δ% | Key performance indicators | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 4.58 | 4.50 | 2 | Schwechat refining margin ex Rotterdam (OMV yield) in USD/bbl | 3.24 | 3.57 | (9) | 4.05 |
| 4.91 | 4.00 | 23 | Refining input in mn t | 9.31 | 8.48 | 10 | 18.06 |
| 94 | 83 | 13 | Utilization rate refineries in % | 94 | 89 | 6 | 94 |
| 4.13 | 3.99 | 3 | Total refining output in mn t | 7.94 | 7.61 | 4 | 16.25 |
| 0.41 | 0.41 | (2) | thereof petrochemicals in mn t | 0.83 | 0.82 | 2 | 1.65 |
| 3.22 | 2.82 | 14 | Marketing sales volume in mn t | 5.89 | 5.38 | 9 | 11.68 |
| 1,787 | 1,784 | 0 | Marketing retail stations | 1,787 | 1,784 | 0 | 1,773 |
| 1,376 | 1,414 | (3) | thereof: Cluster 1 | 1,376 | 1,414 | (3) | 1,374 |
| *574* | *620* | – | *Austria* | *574* | *620* | – | *580* |
| *146* | *143* | – | *Czech Republic* | *146* | *143* | – | *145* |
| *394* | *383* | – | *Germany* | *394* | *383* | – | *383* |
| *164* | *169* | – | *Hungary* | *164* | *169* | – | *168* |
| *98* | *99* | – | *Slovak Republic* | *98* | *99* | – | *98* |
| 162 | 142 | 14 | thereof: Cluster 2 | 162 | 142 | 14 | 157 |
| *72* | *67* | – | *Bulgaria* | *72* | *67* | – | *69* |
| *69* | *61* | – | *Romania* | *69* | *61* | – | *68* |
| *21* | *14* | – | *Serbia-Montenegro* | *21* | *14* | – | *20* |
| 249 | 228 | 9 | thereof: Cluster 3 | 249 | 228 | 9 | 242 |
| *13* | *10* | – | *Bosnia and Herzegovina* | *13* | *10* | – | *12* |
| *37* | *30* | – | *Croatia* | *37* | *30* | – | *36* |
| *96* | *83* | – | *Italy* | *96* | *83* | – | *91* |
| *103* | *105* | – | *Slovenia* | *103* | *105* | – | *103* |

### Second Quarter 2005 (Q2/05)

The Q2/04 sales and EBIT figures have been adjusted according to IFRS, thereby resulting in an EBIT of EUR 108.47 mn from EUR 119.74 mn, according to ACC.

**R&M segment sales** increased by 53% mainly due to higher sales volumes in Refining and in Marketing, as well as higher product prices.

**EBIT** increased by 114%, reflecting a doubled bulk refining result and stronger petrochemicals contribution, as well as an increased Marketing result. The benchmark bulk margin ex Rotterdam for Schwechat showed an increase of only 2%. However, high refining margins in Germany due to strong middle-distillate-margins outperformed the slight increase in the Schwechat benchmark margin. The spread between light and heavy crude (USD 3.14/bbl vs. USD 2.82/bbl in Q2/04) was also slightly higher. In 2004, 14% of refinery production had been hedged for the period Q1/05 to Q3/05. Due to the very favorable market environment, EUR 3.65 mn hedging expenses for refining margins (realized and priced marked to market) were accounted for in Q2/05. Despite high oil and product prices the Marketing business profited from recovering margins and higher contributions of the non-oil-business across our markets.

**Compared to Q1/05,** EBIT was up by 110% (Q1/05: EUR 110.61 mn) due to improved refining margins, particularly middle distillates, higher sales volumes in Refining and in Marketing and considerably lower hedging expenses (Q1/05: EUR 40.95 mn). The light/heavy spread was lower by more than USD 1 which lessened these effects slightly.

**Clean EBIT**, which mainly reflects adjustments for personnel restructuring and other personnel related costs, increased by 106%.

**Petrochemicals** sales volumes decreased by 2%. However, margins grew by 29% due to price increases. Therefore the EBIT contribution of basic petrochemicals increased by 145%.

OMV's **refining input** increased strongly by 23% due to the refinery-stop in Schwechat in Q2/04. Therefore overall **capacity utilization** increased to 94%.

Total **refining output** increased by 3%, mainly due to higher volumes from Schwechat.

The Company's **Marketing** volumes have grown by 14%, driven by higher commercial volumes and retail volumes across our markets.

As of June 30, 2005, OMV's **retail network excluding Petrom** totaled 1,787 stations in operation. In Q2/05 OMV added 15 stations to the portfolio and 8 outlets were closed. Including 670 stations from Petrom, the total number of outlets increased to 2,457. The quality of our retail network was improved further as the number of retail stations with VIVA convenience stores increased to 777 (Q2/04: 615) and the number of Vienna Cafes reached 168 (Q2/04: 139).

On June 30, OMV and IPIC signed a purchase contract with Statoil to acquire Statoil's 50%-share in Borealis. After closing, which is expected before year end, OMV will hold 35% and IPIC the remaining 65% in Borealis.

A scheduled 8 week steam-cracker turnaround in Schwechat beginning at the end of July will impact the R&M results in Q3/05. During this stop, the cracker unit will be upgraded to increase the ethylene and propylene capacity from 650,000 t to 900,000 t. Simultaneously, Borealis, one of the world's leading plastics manufacturers, will increase capacity in its adjacent plant to approximately 1 mn t per year. Through this EUR 200 mn investment for each party Schwechat will become a leading location for plastics in Europe.

**Half Year 2005 (6m/05)**

The 6m/04 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 135.98 mn from EUR 153.82 mn, according to ACC.

**R&M segment sales** increased by 46% mainly due to higher product prices and higher sales volumes in Refining and in Marketing.

**EBIT** increased by 152%, reflecting a nearly tripled bulk refining result, more than doubled petrochemicals result, and stronger Marketing contributions. The benchmark bulk margin ex Rotterdam for Schwechat showed a decrease of 9%. However, high refining margins in Germany due to strong middle-distillate-margins more than compensated the slight decrease in the Schwechat benchmark margin. The spread between light and heavy crude (USD 3.67/bbl vs. USD 2.92/bbl in 6m/04) widened by nearly USD 1. In 2004 14% of refinery production had been hedged for the period Q1/05 to Q3/05. Due to the very favorable market environment, EUR 44.61 mn hedging expenses for refining margins (realized and priced marked to market) were accounted for in 6m/05. Despite high oil and product prices the Marketing business profited from recovering margins and higher contributions of the non-oil-business across our markets. **Clean EBIT**, which mainly reflects adjustments for personnel restructuring and other personnel related costs, increased by 141%.

**Petrochemicals** sales volumes increased by 2% and higher prices increased margins substantially by 34%. Therefore, the EBIT contribution of basic petrochemicals increased by 164%.

OMV's **refining input** increased strongly by 10% because of lower volumes in Q2/04 in Schwechat due to the refinery-stop. Therefore, overall **capacity utilization** increased to 94%.

Total **refining output** increased by 4%, mainly because of higher volumes from Schwechat.

The Company's **Marketing** sales volumes have grown by 9%, driven by higher commercial volumes and retail volumes across our markets.

## Gas

| Q2/05 | Q2/04 | Δ% | in EUR mn | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 174.82 | 205.99 | (15) | Segment sales | 377.94 | 403.14 | (6) | 736.31 |
| 11.26 | 19.79 | (43) | EBIT | 30.97 | 38.63 | (20) | 76.38 |
| 1.33 | 0.18 | 638 | Special items [1] | 1.55 | 0.18 | 761 | 0.52 |
| 12.59 | 19.97 | (37) | Clean EBIT [1] | 32.52 | 38.81 | (16) | 76.90 |

[1] Special items in Q2/05 and 6m/05 mainly relate to personnel restructuring and other personnel related expenses.

| Q2/05 | Q2/04 | Δ% | Key performance indicators | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 1.66 | 1.64 | 1 | Combined gas sales volumes in bcm | 4.60 | 4.36 | 6 | 8.40 |
| 1.37 | 1.72 | (20) | Contracted gas storage volume for third parties in bcm | 1.42 | 1.72 | (17) | 1.75 |
| 1,531 | 1,490 | 3 | Total gas transportation capacity sold in mn cbm/h*km | 1,531 | 1,490 | 3 | 1,491 |

### Second Quarter 2005 (Q2/05)

The Q2/04 sales and EBIT figures have been adjusted according to IFRS leading to an EBIT of EUR 19.79 mn from EUR 18.28 mn, according to ACC, with the changes mainly affecting the transport business.

**Segment sales** decreased by 15%, mainly due to a weaker storage business.

**EBIT** decreased by 43% compared to Q2/04, due to significantly lower contributions from the storage business, losses caused by the new transportation fee for the regulated business, and higher costs. Special charges amounted to EUR 1.33 mn, thus **clean EBIT** decreased by 37% compared to Q2/04.

The **supply business** showed an improvement and benefited from higher import volumes and total sales volumes, which were slightly above last year's level.

The total gas **transportation capacity sold** increased by 3%, mainly due to the expansion of the TAG pipeline capacity.

**Contracted long-term storage volumes** of natural gas held for OMV customers declined by 20%. Some of the long-term storage contracts have been terminated, due to the increasing cost pressure on local gas distributors after the liberalization of the gas market and the general trend to enter short-term or spot contracts.

On June 28, 2005, the five partner companies of the international **Nabucco** gas pipeline project – Botas, Bulgargaz, Transgaz, MOL and OMV Gas – signed a joint venture agreement which governs co-operation between the individual companies for the full term of the project. Nabucco Gas Pipeline International Ltd. is now responsible for drawing up the financing concept of the whole project and co-ordinating the next project phases.

### Half Year 2005 (6m/05)

The 6m/04 sales and EBIT figures have been adjusted according to IFRS leading to an EBIT of EUR 38.63 mn from EUR 39.31 mn, according to ACC, with the change mainly affecting the transport business.

**Segment sales** slightly decreased by 6%, predominantly attributable to the weaker storage business.

**EBIT** decreased by 20% compared to 6m/04. The decrease mainly results from lower contributions from the storage businesses, losses caused by the new transportation fee for the regulated business and higher costs. Special charges amounted to just EUR 1.55 mn, thus **clean EBIT** decreased by 16% compared to 6m/04.

Higher import volumes and total sales volumes above last year's level had a positive impact on the **supply business**.

The total gas **transportation capacity sold** increased by 3%, mainly due to the expansion of the TAG pipeline capacity. In the second half of 2004 the regulated transportation fee has been reduced, which adversely impacted results.

**Contracted long-term storage volumes** of natural gas held for OMV customers declined by 17% as some storage contracts were terminated.

## Chemicals

| Q2/05 | Q2/04 | Δ% | in EUR mn | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 86.57 | 78.99 | 10 | Segment sales | 203.58 | 176.46 | 15 | 393.11 |
| (2.79) | 4.89 | n.a. | EBIT | 5.84 | 8.54 | (32) | 19.53 |
| 0 | 0.55 | n.a. | Special items [1] | 0 | 0.48 | n.a. | 2.52 |
| (2.79) | 5.44 | n.a. | Clean EBIT [1] | 5.84 | 9.02 | (35) | 22.05 |

[1] Charges are added and revenues are deducted from EBIT.

| Q2/05 | Q2/04 | Δ% | Key performance indicators | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 32 | 33 | (5) | Melamine sales volumes in 1000 t | 73 | 67 | 8 | 147 |
| 894 | 885 | 1 | Melamine price in EUR/t | 907 | 885 | 3 | 890 |
| 0.19 | 0.18 | 5 | Fertilizer sales volumes in mn t | 0.47 | 0.45 | 5 | 1.13 |

On August 4, 2005, OMV closed the sale of 50% of its Chemical business. International Petroleum Investment Company (IPIC) of Abu Dhabi, one of OMV's core shareholders, acquired a 50% stake in AMI Agrolinz Melamine International GmbH. The proceeds were EUR 95.7 mn. Considering deconsolidation of 50% of net debt the proceeds amount to EUR 241 mn. From Q3/05 onwards, the Chemicals business will be deconsolidated and future results will be shown under financial items.

### Second Quarter 2005 (Q2/05)

The Q2/04 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 4.89 mn from EUR 5.56 mn, according to ACC.

**Segment sales** in Chemicals increased by 10% mainly as a result of increased prices and volumes in the fertilizer business. However, melamine volumes were lower.

**EBIT** turned negative due to lower melamine sales volumes and lower urea and fertilizer margins which could not be compensated by higher melamine margins and increased fertilizer volumes. Overall production costs increased considerably due to substantially higher prices for gas being the main feedstock for all products. No special items occurred in Q2/05.

In **melamine,** sales volumes were down by 5% due to depressed markets causing inventory buildups. Melamine prices increased slightly by 1% and margins recovered considerably due to the improved cost position of the German plant. Yet total sales volumes were too low to cover the fixed costs of the new plant.

The **fertilizer** business saw sales volumes up by 5%. As higher prices could not compensate increased gas prices, margins decreased and led to a reduced EBIT contribution.

### Half Year 2005 (6m/05)

The 6m/04 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 8.54 mn from EUR 8.91 mn, according to ACC.

**Segment sales** in Chemicals increased by 15% mainly as a result of increased prices and volumes in the fertilizer and melamine business.

**EBIT** decreased by 32% due to lower fertilizer and urea margins and despite higher melamine margins and increased volumes. Nevertheless, the melamine sales volume increase was not sufficient to cover the additional costs of the new plants in Germany. Gas prices increased by 18%, thereby raising production costs of all products. **Clean EBIT** decreased by 35%.

In **melamine,** sales volumes were up by 8% because of the new capacity of the melamine plant in Piesteritz, Germany. Melamine prices increased slightly by 3% and margins recovered considerably due to the favorable cost position of the German plant. However, fixed costs could not be covered by low sales volumes.

The **fertilizer** business saw stable sales volumes. As higher prices could not compensate increased gas prices, margins decreased and led to a reduced EBIT contribution.

## Petrom

| Q2/05 | Q2/04 | Δ% | in EUR mn | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 751.99 | – | – | Segment sales | 1,307,80 | – | – | – |
| 102.91 | – | – | EBIT | 239.23 | – | – | – |
| 60.00 | – | – | Special items [1] | 60.00 | – | – | – |
| 162.91 | – | – | Clean EBIT [1] | 299.23 | – | – | – |

[1] Special items in Q2/05 and 6m/05 relate to restructuring.

| Q2/05 | Q2/04 | Δ% | Key performance indicators | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 19.52 | – | – | Total hydrocarbon production in mn boe | 39.28 | – | – | – |
| 215,000 | – | – | Total hydrocarbon production in boe/d | 217,000 | – | – | – |
| 9.51 | – | – | Crude oil and NGL production in mn bbl | 19.01 | – | – | – |
| 1.53 | – | – | Natural gas production in bcm | 3.10 | – | – | – |
| 48.49 | 32.54 | | Average Urals price in USD/bbl | 45.87 | 30.74 | | |
| 46.39 | – | – | Average realized crude price in USD/bbl | 42.80 | – | – | – |
| 98.93 | – | – | Average realized gas price in EUR/tcm | 93.28 | – | – | – |
| 12.49 | – | – | OPEX in USD/boe | 12.13 | – | – | – |
| 1.65 | – | – | Total processed crude in mn t | 3.15 | – | – | – |
| 83 | – | – | Utilization rate refineries in % | 79 | – | – | – |
| 1.48 | – | – | Refining sales volume in mn t | 2.66 | – | – | – |
| 0.12 | – | – | thereof petrochemicals in mn t | 0.26 | – | – | – |
| 1.36 | – | – | Sales volumes Marketing in mn t | 2.40 | – | – | – |
| 670 | – | – | Marketing retail stations | 670 | – | – | – |

### Second Quarter 2005 (Q2/05)

**EBIT** in Q2/05 amounted to EUR 102.91 mn, reflecting higher prices and improved volumes in the downstream business. The E&P profits incorporate the full operational results of Petrom's natural gas activities, including the Doljchim fertilizer plant, a major natural gas consumer. Compared to Q1/05 this is a decrease of 25% (Q1/05: EUR 136.32 mn). This lower result is caused by a EUR 60 mn restructuring charge accrued in Q2/05.

The restructuring program refers to modernization and organisational changes, which will be implemented in the coming months. The objective is to centralize operations and streamline the business. The first actions to be taken are:
- Introduction of centralized organizations and systems, mainly in Marketing, to increase customer orientation, but also in E&P procurement and Finance
- Realizing first synergies between the two refineries and between E&P entities
- Launching a franchising concept for filling stations and outsourcing non-core activities (e.g. maintenance)
- Closing down of unprofitable locations like non-competitive filling stations and storage farms

Compared to Q1/05, **clean EBIT** grew by 20%. EUR 144 mn were accrued in upstream, with the balance of EUR 19 mn accrued in Refining and Marketing.

**Total domestic production** of oil, NGL (natural gas liquids) and gas decreased by 1% compared to Q1/05 (19.76 mn boe) as a result of seasonally lower gas production during summer months.

**Production costs** excluding royalties (OPEX) increased by 8% compared to Q1/05 (USD 11.56/boe) due to lower production volumes.

E&P's **average realized crude prices** increased by 19% compared to Q1/05 (USD 39.09/bbl). To put the Petrom refineries on a comparable crude cost basis with other Romanian refineries, which are largely importing crude from the Black Sea, a new transfer pricing mechanism for crude "sold" from the E&P division to the R&M division became effective in 2005. The transfer price is based on Urals with a premium due to the higher quality of Romanian oil. All crudes sold from E&P to R&M are invoiced with a one month's time lag. Therefore the realized crude price figures always refer to the reporting period deferred by one month.

**Average realized gas prices** increased by 11% compared to Q1/05 (USD 89.07/1,000 $m^3$) and the imported gas price was USD 215.09/1,000 $m^3$. The Romanian natural gas market is a regulated market with prices still determined at levels

significantly below world market levels. The Romanian Government has entered an agreement, with the International Monetary Fund (IMF) to increase gas prices to world levels by 2007. As part of this agreement prices were increased in steps resulting in a regulated price in June 2005, which is 42% above the level of June 2004.

**Total processed crude** increased by 10% compared to Q1/05 (in Q2/05 definitions were aligned with OMV standards). Therefore, overall **capacity utilization** increased to 83%.

Despite a turnaround of the petrochemical plant in the Arpechim refinery resulting in lower petrochemical sales, total **sales volumes in Refining** increased by 26% compared to Q1/05 (1.18 mn t) because of higher bulk sales. After this turnaround plants are now prepared for a four-year turnaround interval instead of two years previously.

The Company's sales volumes in **Marketing** have grown by 30% compared to Q1/05 (1.04 mn t), driven by much higher export and retail sales.

As of June 30, 2005, Petrom's **retail network** totaled 670 stations in operation, including 73 stations in Moldova and two in Hungary. A top premium 99+ fuel has been successfully introduced at our stations.

Progress is being made to have Petrom's reserves evaluated by an independent auditor in accordance with international guidelines. De Golyer & McNaughton was selected to review the reserves. This exercise will be an ongoing process and should be finalized in the second half on 2006.

The move into the new corporate headquarters in Bucharest and into the new E&P office building in Ploiesti has been finalized.

### Half Year 2005 (6m/05)

**EBIT** in 6m/05 amounted to EUR 239.23 mn. This result includes EUR 60 mn restructuring charges leading to a **clean EBIT** of EUR 299.23 mn. Thereof some EUR 274 mn were accrued in the upstream with the balance of EUR 25 mn accrued in Refining and Marketing.

**Total domestic production** of oil, NGL (natural gas liquids) and gas was 217,000 boe/d.

E&P's **average realized crude prices** amounted to USD 42.80/bbl (realized crude price figures always refer to the reporting period deferred by one month). The **average realized gas prices** reached USD 93.28/1,000 $m^3$.

**Total processed crude** was 3.15 mn t. Therefore overall **capacity utilization** reached to 79%.

Total **sales volumes in Refining** amounted to 2.66 mn t.

The Company's sales volumes in **Marketing** reached 2.40 mn t, driven by strong retail and export sales.

Investments of up to EUR 400 mn per year will be carried out step by step to improve the upstream performance and to modernize the refineries and the retail network, as well as to reorganize Petrom and to implement modern management principles in line with OMV.

## Group statements: Adaptation of International Financial Reporting Standards

Starting with Q1/05, the primary reporting standard for the OMV Group is now IFRS. All comparison periods have been restated according to IFRS. Reporting according to Austrian GAAP (ACC) with reconciliation to US GAAP has ceased and was presented for the last time for OMV's full year results 2004. Figures for full year results 2003 and 2004 have been audited, figures for quarterly results are unaudited.

**Reconciliation of ACC to IFRS 6m/04**

| Q2/04 | in EUR mn | 6m/04 | 2004 |
|---|---|---|---|
| **316** | **ACC Group EBIT** | **464** | **926** |
| 0 | FX differences | 5 | 5 |
| (11) | Personnel | (11) | 27 |
| 2 | Abandonment provisions | 0 | 13 |
| 3 | Life of field (E&P) | 6 | 7 |
| 1 | TAG (Gas) | (1) | (1) |
| (43) | Derivative instruments – hedging | (47) | (16) |
| 2 | Strategic inventories – provision (R&M) | (3) | (16) |
| 44 | Valuation of inventory (R&M) | 36 | 19 |
| (4) | Other | (7) | 12 |
| **310** | **IFRS EBIT Group** | **442** | **975** |

## Income Statement

| Q2/05 | Q2/04 | Consolidated statement of income in EUR 1,000 | 6m/05 | 6m/04 | 2004 |
|---|---|---|---|---|---|
| **4,880,516** | **3,051,803** | **Sales including petroleum excise tax** | **8,930,149** | **5,767,199** | **13,318,543** |
| (1,034,128) | (778,408) | Petroleum excise tax | (1,927,224) | (1,437,051) | (3,489,751) |
| **3,846,388** | **2,273,395** | **Sales revenues** | **7,002,925** | **4,330,148** | **9,828,792** |
| (57,303) | (33,017) | Direct selling expenses | (112,741) | (65,603) | (160,388) |
| (2,734,179) | (1,830,115) | Production costs of sales | (5,198,701) | (3,600,966) | (8,005,614) |
| **1,054,905** | **410,263** | **Gross profit** | **1,691,483** | **663,579** | **1,662,790** |
| 70,945 | 21,168 | Other operating income | 302,531 | 77,280 | 244,066 |
| (208,473) | (106,999) | Selling expenses | (378,163) | (191,311) | (481,788) |
| (251,563) | (55,996) | Administrative expenses | (364,971) | (99,956) | (183,956) |
| (23,310) | (12,673) | Exploration expenses | (44,712) | (35,615) | (68,005) |
| (3,760) | (4,182) | Research and development expenses | (6,979) | (9,040) | (18,694) |
| (129,009) | 58,813 | Other operating expenses | (262,617) | 37,362 | (179,445) |
| **509,735** | **310,394** | **Earnings before interest and tax** | **936,572** | **442,299** | **974,968** |
| 16,366 | 17,093 | Income from associated companies | 52,276 | 36,143 | 76,868 |
| 9,636 | 1,039 | Income from other investments | 9,858 | 2,451 | 8,430 |
| (28,079) | (6,726) | Interest expenses | (86,738) | (52,207) | (40,935) |
| (707) | 572 | Other financial expenses | (1,022) | 20 | (4,744) |
| **(2,784)** | **11,978** | **Net finance cost** | **(25,626)** | **(13,593)** | **39,619** |
| **506,951** | **322,372** | **Profit from ordinary activities** | **910,946** | **428,706** | **1,014,587** |
| (124,053) | (115,835) | Taxes on income | (217,653) | (148,824) | (324,175) |
| **382,898** | **206,537** | **Net income for the year** | **693,293** | **279,882** | **690,412** |
| 337,138 | 206,461 | thereof attributable to own shareholders | 593,579 | 278,574 | 688,506 |
| 45,759 | 76 | thereof attributable to minority interests | 99,714 | 1,308 | 1,906 |
| 1.13 | 0.77 | Basic earnings per share (EUR) | 1.99 | 1.04 | 2.55 |
| – | – | Dividend per share (EUR) | – | – | 0.44 |

**Second Quarter 2005 (Q2/05)**

**Consolidated sales** excluding petroleum excise tax for Q2/05 increased by 69% compared to Q2/04 and also showed a 22% improvement compared to Q1/05. The contribution of Petrom represented a share of 43% from the improvement and increased volumes and price levels also had a positive effect. R&M represented 73% of total consolidated sales, Gas accounted for more than 4%, Chemicals for about 2% and E&P for approximately 3% (sales in E&P being in large part inter-company sales rather than third party sales). Petrom represented 18% of total consolidated sales.

In Q2/05, **Group EBIT** improved significantly by 64%. This rise in reported EBIT reflected the consolidation of Petrom, as well as better results in R&M. After eliminating net special charges, **clean EBIT** increased by 148%. **Net special charges** refer predominantly to EUR 60 mn provision for the Petrom restructuring program and to personnel related expenses.

**Financial items** comprise the net position of interest charges and interest income, income/losses from equity investments and other financial income/losses. In summary, total financial items for Q2/05 represented an expense of EUR 2.78 mn (Q2/04: income of EUR 11.98 mn). The EUR 14.76 mn decline compared to Q2/04 was due to higher net interest expenses (up by EUR 21.35 mn), which could not be compensated by the higher net income from investments (up by EUR 7.87 mn).

Although in Q2/05 **net interest charges** were below the high level of Q1/05 (EUR 58.66 mn), they still exceeded last year's low level due to the impact of the marked to market evaluation of OMV bonds denominated in foreign currencies. The interest components of pension obligations, included in interest expense, amounted to EUR 7.38 mn (Q2/04: EUR 5.41 mn).

**Net income from investment** decreased compared to Q1/05 (see table below), however exceeds Q2/04 by 43%. One of the most important equity income sources is the participation in Borealis. OMV accounts for its 25% share in **Borealis**' results as part of net financial items. For Q2/05 this amounted to a profit of EUR 13.13 mn (Q1/05:

EUR 21.38 mn, Q2/04: 8.84 mn). Equity income from **EconGas**, the leading Austrian gas supplier established in 2003, in which OMV holds a 50% stake, amounted to EUR 1.80 mn (Q1/05: EUR 8.18 mn, Q2/04: EUR 6.46 mn). The participation in **Oberösterreichische Ferngas** contributed with EUR 0.24 mn (Q1/05: EUR 5.23 mn, Q2/04: EUR 1.26 mn) to the financial result. Other **financial expenses** turned from other financial income Q2/04: EUR 0.57 mn to EUR 0.71 mn.

In Q2/05, **income from ordinary activities** increased by 57%, while **taxes on income** for the Group rose by 7%. Current taxes on income were EUR 112.01 mn, up on last year's level of EUR 97.39 mn. Deferred taxes of EUR 12.04 mn were recognized in Q2/05 (Q2/04: EUR 18.45 mn). The effective **corporate income tax rate**, based on pre-tax profits, declined to 24.5% (Q2/04: 35.9%). The reduction can be attributed predominantly to the Austrian tax reform, which came into force in January 2005 leading to a reduction of the Austrian corporate tax rate from 34% to 25%. In addition, the Romanian corporate tax rate has been reduced from 25% to 16% from January 1, 2005.

**Net income** increased by 85% compared to last year and also the record net income in Q1/05 could be topped again by 23%. EUR 45.76 mn are attributable to minority interests (mainly to the 49% shareholder of Petrom) thus leading to a net income after minorities of EUR 337.14 mn, an increase of 63% compared to Q2/04 and an increase of 31% compared to Q1/05. Clean net income after minorities showed an increase of 135% to EUR 371.49 mn, helped by a strong contribution from equity investments. Clean EPS after minorities were EUR 1.24, 112% higher than last year.

### Half Year 2005 (6m/05)

**Consolidated sales** excluding petroleum excise tax increased by 62%. Petrom accounts for 46% of the improvement but increased volumes and price levels also had a positive effect. R&M represented almost 72% of total consolidated sales, Gas accounted for 5%, Chemicals for about 3% and E&P for approximately 3% (sales in E&P being in large part inter-company sales rather than third party sales). Petrom accounted for 17% of total consolidated sales.

In 6m/05, **Group EBIT** increased by 112%, mainly due to the Petrom consolidation in 2005 and higher contributions from E&P and R&M. **Clean EBIT** increased by 181%. **Net special charges** include the EUR 60 mn Petrom restructuring provision and also refer to personnel related expenses.

**Financial items** increased by 89% mainly due to higher interest expenses that were partly offset by increased equity income.

In 6m/05, **net interest charges** increased by 66%. The interest components of pension obligations, included in interest expense, amounted to EUR 14.76 mn (6m/04: EUR 13.59 mn).

**Net income from investment** increased by 61% (see table below). **Borealis'** contribution was up 85%. Equity income from **EconGas** decreased by 13%. The income from the participation in **Oberösterreichische Ferngas** remained stable. Other **financial expenses** were EUR 1.02 mn (6m/04: other financial income EUR 0.02 mn).

In 6m/05 **income from ordinary activities** increased by 112%, while **taxes on income** for the Group only rose by 46%. Current taxes on income were EUR 201.50 mn, up on last year's level of EUR 134.74 mn. Deferred taxes of EUR 16.15 mn were recognized in 6m/05 (6m/04: EUR 14.09 mn). The effective **corporate income tax rate**, based on pre-tax profits, declined to 23.9% (6m/04: 34.7%).

**Net income** increased by 148%. EUR 99.71 mn are attributable to minority interests thus leading to a net income after minorities of EUR 593.58 mn, an increase of 113%. Clean net income after minorities showed an increase of 179% to EUR 634.80 mn. Clean EPS after minorities were EUR 2.13, 151% higher than last year.

| Q2/05 | Q2/04 | Δ% | in EUR mn | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 26.00 | 18.13 | 43 | Net income from investments | 62.13 | 38.59 | 61 | 87.66 |
| 13.13 | (8.84) | n.a. | thereof Borealis | 34.51 | 18.70 | 85 | 50.74 |
| 1.80 | (6.64) | n.a. | thereof EconGas | 9.97 | 11.47 | (13) | 16.68 |
| 0.24 | 1.26 | (81) | thereof Oberösterreichische Ferngas | 5.46 | 5.43 | 1 | 7.37 |

## Balance Sheet, Capital Expenditure and Gearing

| Consolidated balance sheet in EUR 1,000 | Jun 30, 2005 | Dec 31, 2004 |
|---|---|---|
| **Assets** | | |
| **Non-current assets** | | |
| Intangible assets | 196,004 | 190,241 |
| Property, plant and equipment | 6,991,871 | 6,620,033 |
| Investments in associated companies | 643,310 | 603,638 |
| Other financial assets | 1,213,991 | 965,384 |
| | **9,045,176** | **8,379,296** |
| **Receivables and other assets** | **413,807** | **383,066** |
| | **9,458,983** | **8,762,362** |
| **Deferred taxes** | **52,807** | **44,391** |
| **Current assets** | | |
| Inventories | 1,362,544 | 1,259,052 |
| Trade receivables | 1,647,918 | 1,478,378 |
| Other receivables and assets | 395,669 | 224,365 |
| Securities and investments | 1,286 | 1,021 |
| Cash in hand and at bank | 1,778,563 | 1,466,532 |
| | **5,185,980** | **4,429,348** |
| | **14,697,770** | **13,236,101** |
| **Equity and liabilities** | | |
| **Equity** | | |
| Capital stock | 300,000 | 218,100 |
| Reserves | 4,721,703 | 4,049,836 |
| Stockholders' equity | 5,021,703 | 4,267,936 |
| Minority interests | 1,695,593 | 1,493,854 |
| | **6,717,296** | **5,761,790** |
| **Non-current liabilities** | | |
| Pensions and similar obligations | 1,108,754 | 1,067,826 |
| Bonds | 1,181,446 | 1,135,245 |
| Interest-bearing debts | 480,671 | 571,488 |
| Decommissioning and restoration obligations | 1,409,093 | 1,268,462 |
| Provisions | 223,166 | 205,711 |
| Other liabilities | 71,511 | 88,808 |
| | **4,474,641** | **4,337,540** |
| **Deferred taxes** | **372,449** | **319,031** |
| **Current liabilities** | | |
| Trade payables | 1,322,394 | 1,192,044 |
| Interest-bearing debts | 342,447 | 453,271 |
| Tax provisions | 199,409 | 114,396 |
| Other provisions | 320,872 | 233,915 |
| Other liabilities | 948,262 | 824,114 |
| | **3,133,384** | **2,817,740** |
| | **14,697,770** | **13,236,101** |

**Total assets** grew by 11% to EUR 14,697.77 mn, of which 48% are attributable to non-current assets and 52% to current assets.

**Non current assets** rose by EUR 696.62 mn. **Additions** to non current assets amounted to EUR 878.03 mn. Additions to fixed tangible and intangible assets were EUR 522.47 mn, exceeding depreciation and disposals by EUR 142.26 mn. Additions to financial assets amounted to EUR 355.57 mn.

**Current assets** rose mainly due to increases in cash and cash equivalents.

**Capital expenditure** rose to EUR 479.32 mn (6m/04: EUR 324.10 mn). **E&P** invested EUR 136.84 mn (6m/04: EUR 88.30 mn), mainly in developing Austrian fields, but also in development projects in New Zealand, Tunisia and Libya. Capital expenditure in **R&M**, at EUR 190.83 mn (6m/04: EUR 189.20 mn) was devoted to the revamp of the ethylene cracker unit but also to investments in the expansion and modernization of the existing filling station networks. Capital expenditure in the **Gas** segment was EUR 7.30 mn. In the **Chemicals** segment, capital expenditure amounted to EUR 9.89 mn (6m/04: EUR 21.00 mn). Corporate and Other capital expenditure was EUR 13.71 mn. Petrom accounts for EUR 120.74 mn of the total capital expenditure, of which approximately 70% were invested in E&P and 30% in R&M.

Due to strong cash flow, the **gearing ratio** declined to 3.3% by the end of June 2005 from 12% at year end 2004 and 4.9% at the end of Q1/05. **Net debt** decreased from EUR 692.42 mn at the end of 2004 to EUR 224.78 mn at the end of June 2005. Financial liabilities arising from bonds and interest bearing debts amounted to EUR 2,004.63 mn at the end of June 2005 (December 31, 2004: EUR 2,160.00 mn). In Q2/03, OMV issued a EUR 250 mn corporate bond with a maturity of seven years and two US senior notes (private placement) with maturities of ten and twelve years raising USD 320 mn. In December 2004 OMV raised EUR 550 mn in the form of a convertible bond simultaneously with issuing 3 mn new shares. The bonds represented a total of EUR 1,181.45 mn in financial liabilities (December 31, 2004: EUR 1,135.25 mn) at the end of June 2005. Current financial assets (liquid funds) increased to EUR 1,779.85 mn (December 31, 2004: EUR 1,467.59 mn).

In Q2/05 the capital stock, which amounted to EUR 218.10 mn, was increased by EUR 81.9 mn by using corporate funds and without issuing new shares in order to facilitate the execution of the stock split. Therefore **equity** increased by approximately 17% to EUR 6.72 bn (December 31, 2004: EUR 5.76 bn) and the Group's equity ratio increased by 2.3 percentage points since December 2004 to 45.7%. During the first six months 26,200 shares were sold. Therefore the total number of own shares held by the Company amounted to 1,319,950 as of June 30, 2005. Liabilities slightly increased to EUR 7.61 bn (December 31, 2004: EUR 7.16 bn) mainly due to higher accounts payable from trade, other liabilities and decommissioning and restoration obligations.

OMV has signed a new EUR 850 mn unsecured multi-currency revolving facility agreement with a relationship syndicate of international banks. The new syndicated loan will replace the existing syndicated loan facilities. With this deal OMV achieved favorable interest terms for this 5+1+1 year maturity facility of EURIBOR plus 0.175% flat. Furthermore, this transaction also improves the documentation of the facility, which includes no financial covenants and a substantially reduced commitment of 0.05%. The facility will be used mainly as a backstop liquidity resource and for general corporate purposes.

## Cash Flows

| Q2/05 | Q2/04 | Summarized statement of cash flows in EUR 1,000 | 6m/05 | 6m/04 | 2004 |
|---|---|---|---|---|---|
| **382,898** | **206,538** | **Net income for year** | **693,293** | **279,882** | **690,412** |
| 164,476 | 106,369 | Depreciation and amortization | 332,488 | 211,311 | 479,968 |
| (207) | (6) | Write-ups of non-current assets | (215) | (6) | (608) |
| 11,841 | 18,449 | Deferred taxes | 15,948 | 14,085 | 51,143 |
| 1,852 | (96,922) | Losses/(gains) on the disposal of non-current assets | 1,553 | (115,116) | (114,451) |
| 41,661 | (13,112) | Net change in provisions for pensions and severance payments | 40,083 | (2,153) | (19,484) |
| (1,648) | 10,071 | Net change in other long-term provisions and abandonment provision | 18,605 | 14,388 | 14,908 |
| (28,496) | (18,767) | Other adjustments | (30,756) | (34,361) | (80,707) |
| **572,377** | **212,620** | **Sources of funds** | **1,070,999** | **368,030** | **1,021,181** |
| 128,425 | (134,054) | (Increase)/decrease in inventories | (149,034) | (94,464) | (35,221) |
| (176,044) | 52,262 | (Increase)/decrease in receivables | (331,360) | (140,757) | (258,732) |
| (182,823) | 120,582 | Increase in liabilities | 220,842 | 302,419 | 251,775 |
| 8,104 | 40,306 | (Decrease)/increase in short-term provisions | 160,702 | 61,065 | 103,619 |
| 9,990 | (6,619) | Other changes | 12,825 | 7,437 | (43,314) |
| **360,029** | **285,097** | **Net cash from operating activities** | **984,974** | **503,730** | **1,039,308** |
| | | Investments | | | |
| (230,346) | (138,655) | Intangible assets and property, plant and equipment | (516,116) | (285,649) | (590,699) |
| (82,279) | (2,235) | Investments, loans and other financial assets | (98,651) | (9,977) | (77,012) |
| 44,183 | 0 | Acquisitions of subsidiaries net of cash acquired | 44,183 | 0 | (460,781) |
| (919) | 5,078 | (Increase)/decrease in short-term financial assets | (1,279) | 25,502 | 30,864 |
| | | Disposals | | | |
| 116,191 | 121,042 | Proceeds from sale of non-current assets and subsidiaries | 146,799 | 175,054 | 209,754 |
| **(153,170)** | **(14,770)** | **Net cash used in investing activities** | **(425,064)** | **(95,070)** | **(887,874)** |
| (50,000) | 0 | Increase in long-term borrowings | 0 | 0 | 749,557 |
| (140,361) | (75,149) | Repayments of long-term borrowings | (173,831) | (88,421) | (297,187) |
| (34,404) | (52,245) | (Decrease)/increase in short-term borrowings | (27,839) | (54,218) | 7,915 |
| 9,055 | (1,292) | Decrease in Group cash pooling | 3,935 | 163 | (71) |
| (131,449) | (107,762) | Dividends paid | (133,228) | (107,828) | (107,827) |
| 0 | 0 | Decrease/(increase) in treasury shares | 0 | 0 | 675,781 |
| 397 | 0 | Capital introduced | 397 | 0 | 0 |
| **(346,762)** | **(236,448)** | **Net cash from financing activities** | **(330,566)** | **(250,304)** | **1,028,168** |
| 13,219 | 1,269 | Effect of exchange rate changes on cash and cash equivalents | 82,687 | 3,175 | (8.74) |
| **(126,684)** | **35,148** | **Net increase in cash and cash equivalents** | **312,031** | **161,531** | **1,170,862** |
| 1,905,247 | 422,053 | Cash and cash equivalents at beginning of year | 1,466,532 | 295,670 | 295.67 |
| **1,778,563** | **457,201** | **Cash and cash equivalents at end of period** | **1,778,563** | **457,201** | **1,466,532** |

**Free cash flow** (defined as the difference between cash flow from operating activities less cash flow from investing activities and before dividend payments) in 6m/05 amounted to an inflow of EUR 426.68 mn (6m/04: inflow of EUR 300.83 mn).

**Sources of funds** almost tripled compared to last year, an increase by 191% or EUR 702.97 mn, mainly resulting from the significant increase in net income by EUR 413.41 mn also supported by the effect of higher depreciation, and the negative effect on operating cash flow of the sale of Sudan, resulting in negative gains from the disposal of fixed assets in 2004. Net working capital declined to EUR (86.03) mn (in Q1/05 EUR 126.32 mn) thereby reducing the operating cash flow. This was mainly due to a significant increase in accounts receivable and inventories. This was partly mitigated by a rise in liabilities and by increases of short-term provisions mainly due to increased provisions for income taxes, at June 30, 2005. In 6m/04, the increase in net working

capital of EUR 135.70 mn resulted predominantly from higher liabilities and also from an increase in short-tem provisions which were partly offset by higher accounts receivable and increased inventories. Overall, **net cash provided by operating activities** almost doubled, an increase of 96%.

**Net cash used in investing activities** more than quadrupled (an increase by EUR 329.99 mn or 347%), strongly driven by investments in Petrom and in the R&M business. The position also includes inflows from disposals such as the cash effect from the disposal of the Australian production facilities.

**Net cash provided by financing activities** showed an outflow, mainly due repayments of long-term debt but also reduction in short term borrowings and dividend payments in Q2/05. In the first half year of 2004 the outflow was driven by the same factors as in 2005. **Cash and cash equivalents** increased in 6m/05 by EUR 312.03 mn to EUR 1,778.56 mn, of which a significant part is attributable to Petrom. In 6m/04 cash increased by EUR 161.53 mn to EUR 457.20 mn.

## Personnel

| Q2/05 | Q2/04 | Δ% | in mn EUR | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 56,983 | 6,154 | 826 | **OMV employees** | 56,983 | 6,154 | 826 | 57,480 |
| 50,433 | – | – | thereof Petrom | 50,433 | – | – | 51,005 |

## Outlook for 2005

2005 should be another record year for OMV. It will be a year of consolidation and we will focus on our core operations and the integration of Petrom, where the first restructuring steps have been started.

The main determinants of the Group's financial performance, in particular oil prices, the USD exchange rate and refining margins are likely to continue to be to a high degree volatile. We expect **crude oil prices** to remain at high levels, with strong short-term fluctuations. As regards the **USD exchange rate**, we see the dollar weakening slightly in comparison with 2004 but staying roughly at the current level. We expect healthy **refining margins**, however not as high as recorded in 2004.

**E&P** will continue to benefit from the high crude price environment. The oil and gas discoveries made in the last few months are being rapidly evaluated, and will be developed as quickly as possible where appropriate.

We anticipate earnings in the **Refining** business to be above last year. In Q3/05 we have scheduled an eight-week turnaround and de-bottleneck of the petrochemical plant in Schwechat. The expansion of the capacity of the cracker at the refinery will raise ethylene and polypropylene output from 650,000 to 900,000 t/y. Margins in the **Marketing** business will remain under heavy pressure and we do not expect any significant improvements given the current oil price and refining margin environment. In the retail growth markets we are focusing on increasing our market shares by building new filling stations and acquiring small forecourt networks, and we will continue to invest in the non-oil area such as shops and catering.

In the **Gas** segment the groundwork has been laid for key decisions on the major Nabucco pipeline project. The joint venture agreement for this project has been signed. The pipeline is planned to run through five countries, linking gas reserves in the Near East with Central Europe. We expect lower earnings than in 2005. This is due to the new tariff regulation which came into effect in June 2004, lower contributions from the storage business and scheduled maintenance work at storage facilities.

Our **Chemicals** business will be deconsolidated in Q3/05, nevertheless the results from January to July will be shown under the Chemicals segment in 2005.

**Petrom's** results are now consolidated in OMV's income statement, and will make a strong contribution to earnings. In Romania it is possible to allocate about one-third of sales generated by oil and gas production to a reserve (geological quota) in 2005 and 2006 on a tax deductible basis. Since Petrom intends to make full use of the reserve only a minor local tax expense is anticipated in 2005.

Austrian **corporate income tax** was cut from 34% to 25% at the start of 2005. The consolidation of Petrom will also have a favorable effect on the

Group effective tax rate due to Petrom's use of the geological quota. Moreover, Romania reduced its corporate income tax rate from 25% to 16% at the start of 2005.

Taking all these factors together, we believe that OMV is firmly on track for another record year in 2005.

In order to consolidate and achieve further growth in our businesses, we expect to invest annually about EUR 1.3 bn for the next three years, of which some EUR 400 mn will be earmarked each year for Petrom. Management takes a value based approach to all investment decisions. We are aware that this is essential if we are to hit our long-term target of a return on average capital employed (ROACE) of 13% over the course of a business cycle, given average market indicators.

## Stock Watch: January–June 2005


160%
150%
140%
130%
120%
110%
100%
90%
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
OMV
FTSE Global Energy
ATX prime
FTSE Eurotop 100

In Q2/05 overall sentiment towards international financial markets was mixed, with major European indices rising higher, such as FTSE Eurotop 100 5%, DAX 5%, FTSE 100 4%, whereas Nikkei (1)% and Dow Jones (2)% lost some ground. Oil and gas stocks again outperformed the markets due to favorable macroeconomics like oil price and refining margins. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) increased by 15%, totaling 34% this year. **OMV's share price** surged by 47% in Q2/05, as Q1/05 results with first-time contribution from Petrom were well received. In total, the OMV share is up 62% this year, outperforming the Austrian Trade Index (ATX), which increased by 16% in Q2/05 respectively and 25% in the fist 6 months, making it again one of the top-performing indices worldwide.

**OMV share turnover volumes** on the Vienna Stock Exchange were EUR 2,076 mn in Q2/05, up 35% from Q1/05. Compared to Q1/05 the turnover increased by 111%, reflecting 11% of the total equity market in Vienna. The OTC (over the counter) turnover in Q2/05 for OMV shares was EUR 1,050 mn, or about 34% of OMV's total turnover volume of EUR 3,126 mn. By comparison, the turnover volumes for the total equity market of the Vienna Stock Exchange were EUR 18,914 mn in Q2/05 (Q2/04: EUR 8,843 mn), reflecting the positive environment for the Austrian financial market.

As of June 29, 2005 Fidelity International Limited, Hamilton, Bermuda, and FMR Corp., Boston, USA, have announced that they now hold approximately 5.06% of the total voting shares of the common stock (15,174,170 shares) in OMV. With respect to voting rights, funds managed by Fidelity's are counted together as they represent a voting pool.

As of July 11, 2005, OMV's stock split by the ratio of 1:10 was effective on the Vienna Stock Exchange. OMV Aktiengesellschaft's share capital is now divided into 300,000,000 no par value shares issued to bearers. The nominal value per share is EUR 1. The conversion price of the convertible bond 2004–2008 has been adjusted to EUR 30.66 per share.

## Key Ratios of OMV Stock and Bonds (January–June 2005)

| | | |
|---|---|---|
| ISIN: AT0000743059 | Market capitalization (June 30) | EUR 10,751 mn |
| Vienna SE: OMV | Stock exchange turnover in Vienna (6m/05) | EUR 3,617 mn |
| Reuters: OMV.VI | Last (June 30) [1] | EUR 36.00 |
| Bloomberg: OMV AV | High (June 30) [1] | EUR 36.00 |
| ADR Level I: OMVKY | Low (January 12) [1] | EUR 20.93 |
| | Shares outstanding (as of June 30) [1] | 298,680,050 |
| | Shares outstanding (weighted) in 6m/05 [1] | 298,665,977 |
| ISIN: AT0000341623 | 3.75% OMV Bond (2003-2010) | |
| ISIN: AT0000342647 | 1.5% OMV Convertible Bond (2004-2008) | |

[1] Figures amended after stock split at the ratio of 1:10 on July 11, 2005

## Further Information


### OMV

Ana-Barbara Kunčič, Investor Relations — Tel. +43 1 40 440(21600); e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 40 440(21660); e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office — Tel. +43 1 40 440(21660); e-mail: thomas.huemer@omv.com
Homepage: www.omv.com

**Cubitt Consulting**

Peter Niklewicz, London, IR — Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115(201); e-mail: mark@cjpcom.com


Next result announcement: **January–September and Q3 2005** on November 22, 2005
**OMV Capital Markets Day** in Bucharest on October 12-13, 2005

**Investor News in Q2/05:**

2005-08-23 OMV sells E&P assets in Qatar
2005-08-17 OMV expands exploration activities in the Atlantic Margin, Ireland
2005-08-16 OMV discovers oil in Yemen
2005-07-13 OMV signs bidding agreement for E&P activities offshore Ukraine
2005-07-13 OMV expands exploration activities in Yemen
2005-07-11 As of today OMV stock split by the ratio of 1:10
2005-07-01 OMV stock split scheduled for July 11, 2005
2005-06-30 OMV and IPIC acquire 100% of Borealis
2005-06-29 Fidelity holds 5.06% in OMV shares
2005-06-29 Nabucco Pipeline Project: Partners sign Joint Venture Agreement
2005-06-17 OMV: Additional Capacities for the Trans Austria Gasleitung
2005-06-14 OMV signs EUR 850 mn syndicated loan
2005-05-25 OMV´s results increase strongly in the first quarter of 2005
2005-05-18 OMV´s Annual Stockholders Meeting approved Dividend of EUR 4.4 per share
2005-05-17 OMV and Gazexport: New Contract for the Transport of Natural Gas
2005-05-09 OMV refinancing existing credit facilities
2005-05-02 OMV: New strategic positioning of its chemicals subsidiary AMI
2005-04-21 OMV Makes Major Gas Discovery in Austria
2005-04-05 OMV closes sale of 25.1% in Rompetrol

These Investor News can also be found at www.omv.com > Investor Relations > Data Desk > News Releases

### Abbreviations:

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

## Additional Information According to IFRS

**Sales** in EUR 1,000

| Q2/05 | Q2/04 | Δ% | | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 322,895 | 247,007 | 31 | Exploration and Production | 632,964 | 466,902 | 36 | 982,787 |
| 2,870,822 | 1,882,213 | 53 | Refining and Marketing [1] | 5,171,105 | 3,551,671 | 46 | 8,384,522 |
| 174,818 | 205,988 | (15) | Gas | 377,941 | 403,135 | (6) | 736,313 |
| 86,569 | 78,993 | 10 | Chemicals [2] | 203,575 | 176,460 | 15 | 393,110 |
| 751,986 | – | – | Petrom | 1307,798 | – | – | – |
| 42,833 | 33,585 | 28 | Corporate and Other | 103,457 | 76,210 | 36 | 160,932 |
| **4,249,923** | **2,447,786** | **74** | **Segment subtotal** | **7,796.840** | **4,674,378** | **67** | **10,657,664** |
| 403,535 | 174,391 | 131 | less: internal sales | 793,915 | 344,230 | 131 | (828,872) |
| **3,846,388** | **2,273,395** | **69** | **OMV Group** | **7,002,925** | **4,330,148** | **62** | **9,828,792** |

**EBIT** in EUR 1,000

| Q2/05 | Q2/04 | Δ% | | 6m/05 | 6m/04 | Δ% | 2004 |
|---|---|---|---|---|---|---|---|
| 188,432 | 188,651 | 0 | Exploration and Production | 357,202 | 276,546 | 29 | 468,799 |
| 232,235 | 108,466 | 114 | Refining and Marketing | 342,842 | 135,982 | 152 | 480,823 |
| 11,261 | 19,785 | (43) | Gas | 30,972 | 38,632 | (20) | 76,379 |
| (2,790) | 4,890 | n.a. | Chemicals | 5,838 | 8,537 | (32) | 19,525 |
| 102,910 | – | – | Petrom | 239,230 | – | – | – |
| (22,315) | (11,397) | 96 | Corporate and Other | (39,512) | (17,398) | 127 | (70,558) |
| **509,733** | **310,395** | **64** | **Segment subtotal** | **936,572** | **442,299** | 112 | **974,968** |
| 76,534 | (74,328) | n.a. | Special items [1] | 86,729 | (77,556) | n.a. | 32,961 |
| | | | *By segment:* | | | | |
| *5,606* | *(84,107)* | *n.a.* | *Exploration and Production* | *10,668* | *(81,805)* | *n.a.* | *(21,245)* |
| *6,234* | *7,168* | *(13)* | *Refining and Marketing* | *10,058* | *10,470* | *(4)* | *30,925* |
| *1,328* | *180* | *638* | *Gas* | *1,550* | *180* | *761* | *523* |
| *0* | *547* | *n.a.* | *Chemicals* | *0* | *484* | *n.a.* | *2,524* |
| *60,000* | – | – | *Petrom* | *60,000* | – | – | – |
| *3,366* | *1,614* | *109* | *Corporate and Other* | *4,453* | *(6,885)* | *n.a.* | *20,240* |
| **586,267** | **236,067** | **148** | **OMV Group clean EBIT** | **1,023,300** | **364,743** | 181 | **1,007.929** |

[1] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

**Changes in Stockholders' Equity** in EUR 1,000

| | Share capital | Capital reserves | Revenue reserves | Other reserves | Treasury shares | OMV stockholders | Minority interests | Stockholders' equity |
|---|---|---|---|---|---|---|---|---|
| **January 1, 2005** | 218,100 | 1,074,778 | 2,816,854 | 172,965 | (14,761) | 4,267,936 | 1,493,854 | 5,761,790 |
| Unrealized gains/(losses): | | | | | | | | |
| Securities: | | | | | | | | |
| Direct equity adjustment before taxes on income | | | | 200,291 | | 200,291 | | 200,291 |
| Income taxes | | | | (50,009) | | (50,009) | | (50,009) |
| Realized gains/(losses) recognized in income statement before taxes on income | | | | (77) | | (77) | | (77) |
| Taxes on income | | | | 19 | | 19 | | 19 |
| Financial instruments: | | | | | | | | |
| Direct equity adjustment before taxes on income | | | | (20,983) | | (20,983) | (20,174) | (41,157) |
| Income taxes | | | | 3,246 | | 3,246 | 3,171 | 6,417 |
| Unealized gains/(losses) recognized in income statement before taxes on income | | | | | | | | |
| Taxes on income | | | | | | | | |
| Exchange differences from translation of foreign operations | | | | 158,718 | | 158,718 | 120,673 | 279,391 |
| Gains/(losses) recognized directly in equity, net of taxes on income | | | | 219,205 | | 291,205 | 103,670 | 394,875 |
| Net income for year | | | 593,579 | | | 593,579 | 99,714 | 693,293 |
| Total gains/(losses) for the year | | | 593,579 | 291,205 | | 884,784 | 203,384 | 1,088,168 |
| Dividend distribution | | | (131,414) | | | (131,414) | (1,814) | (133,228) |
| Repurchase of own shares | | | | | | | | 0 |
| Sale of own shares | | 104 | | | 287 | 391 | | 391 |
| Capital increase | 81,900 | (81,894) | | | | 6 | | 6 |
| Increase/(decrease) in minority interests | | | | | | | 169 | 169 |
| **June 30, 2005** | 300,000 | 992,988 | 3,279,019 | 464,170 | (14,474) | 5,021,703 | 1,695,593 | 6,717,296 |